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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          Cooker Restaurant Corporation
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                                (Name of Issuer)


                         Common Stock, without Par Value
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                         (Title of Class of Securities)


                                   216284-20-8
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                                 (CUSIP Number)


                                  John W. Titus
                      Boult, Cummings, Conners & Berry PLC
                                414 Union Street
                           Nashville, Tennessee 37219
                                 (615) 252-2341
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                September 8, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Scehdule 13D, and is filing this schedule because of Rule 13d-1, 13d-1(f) or 13d-1(g), check the following box [ ].

The remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Name of reporting person; S.S. or I.R.S. identification no. of above person.

         Robert K. Zelle.

2.       Check the appropriate box if a member of a group. * (a) [ ] (b) [ ].

3.       SEC use only.


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4.       Source of funds. PF.

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). [ ]

6.       Citizenship or place of organization.

         United States of America.

7. Number of shares beneficially owned by each reporting person with sole voting power.

         330,944 shares of common stock.

8. Number of shares beneficially owned by each reporting person with shared voting power.

         27,628 shares of common stock.

9. Number of shares beneficially owned by each reporting person with sole dispositive power.

         330,944 shares of common stock.

10. Number of shares beneficially owned by each reporting person with shared dispositive power.

         27,628 shares of common stock.

11.      Aggregate amount beneficially owned by each reporting person.

         358,572 shares of common stock.

12.      Check box if the aggregate amount in row (11) excludes certain shares.*

         Not applicable.

13.      Percent of class presented by amount in Row (11).

         5.99%.

14.      Type of reporting person.*

         IN.


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Item 1.  Security and Issuer

     This statement relates to shares of common stock (CUSIP No. 216284-20-8) of Cooker Restaurant Corporation, an Ohio corporation, with a principal executive office at 5500 Village Blvd., West Palm Beach, Florida 33407 (the "Company")

Item 2.  Identity and Background

         (a) The name of the person filing this statement is Robert K. Zelle.

         (b) The business address of Robert K. Zelle is 1209 Chickering Road, Nashville, Tennessee 37215.

         (c) Robert K. Zelle is an individual private investor.

         (d) During the past five years, Robert K. Zelle has not been convicted in any criminal proceeding.

         (e) During the past five years, Robert K. Zelle has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Robert K. Zelle resides in Tennessee and is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

     Robert K. Zelle has accumulated shares of common stock of Cooker Restaurant Corporation over a period of several years. On September 8, 2000 Mr. Zelle purchased 50,000 shares resulting in his total beneficial ownership exceeding 5% of the reported outstanding shares. Personal funds were used to purchase the shares requiring the filing of this schedule, and the shares purchased in the transaction requiring the filing of this schedule were purchased at a price of $1.1125 per share.

Item 4.  Purpose of Transaction.

     Robert K. Zelle purchased the securities owned by him for investment purposes only with personal funds.

     Robert K. Zelle may, depending upon then current events, including without limitation, then current market conditions, the Issuer's results of operations, and the then current general business climate, decide to increase or decrease his position in the Issuer.


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     Robert K. Zelle does not have any present plans or proposals which may relate or would result in:

         (a) The acquisition by any person (other than himself) of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         (a) Robert K. Zelle may be deemed to beneficially own an aggregate of 358,572 shares of common stock representing approximately 5.99% of the total shares of Cooker Restaurant Corporation.

         (b) Robert K. Zelle has sole voting and dispositive power as to 330,944 shares of common stock and shares voting and dispositive power as to 27,628 shares of common stock with his wife, Anne H. Zelle. Anne H. Zelle shares the same address as Robert K. Zelle as reported in Item 2 hereof, and during the past five years Anne H. Zelle has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in


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a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (c) Robert K. Zelle acquired beneficial ownership of shares within the last 60 days through the purchase of shares on the open market on August 25, 28 and 29, 2000 and September 8, 11, 12, and 13, 2000. These purchases were at various prices ranging from $1.0813 per share to $1.685 per share.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be filed as Exhibits

         None.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 10, 2000                    /s/ Robert K Zelle
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Date                                Signature: ROBERT K. ZELLE






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